Filed by IDEC Pharmaceuticals Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: IDEC Pharmaceuticals Corporation
Commission File No. 0-19311

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the "Merger Agreement"), by and among IDEC Pharmaceuticals Corporation ("IDEC"), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. ("Biogen"). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing.

MERGER UPDATE

The Future of Research at Biogen IDEC

How two great teams plan to push the "drive to discover" to new heights

An interview with Nabil Hanna, Head of Discovery Research, at IDEC Pharmaceuticals Corporation, and Mike Gilman, Sr. VP, Research, at Biogen, Inc.

Research has been a key success factor at both Biogen and IDEC from the very beginning. How will the core strength of each team be leveraged once the companies merge? Mike Gilman and Nabil Hanna share their views.

What's your vision for research at Biogen IDEC?

MG: We are about to become one of the largest, biology-driven companies in the world. Experimental biology has become the key driver for drug discovery. It's not about snazzy new technology and it's not about screening bigger and bigger libraries. It's about good, old-fashioned wet biology. And that's exactly what Biogen and IDEC have excelled at. Because of this orientation, Biogen has seemed "unfashionable" in recent years, but now we're on the cusp of what I like to consider the "golden age of biology."

NH: I agree. These are exciting times for all of us, and they will also be very challenging. We need to be sure that our research ultimately has an impact and delivers novel products which will give us a competitive advantage. Competition is fierce. We have to work faster and smarter to meet the challenges of this millennium. We'll try to do that by building a first class research organization, both organically and through selective alliances.

What is the competitive advantage that the combined Biogen/IDEC research team will provide?

NH: Three words: Depth. Breadth. Experience. A robust pre-clinical product pipeline serving multiple therapeutic areas, diverse discovery programs and platform technologies and a great expertise in broad basic research disciplines.

MG: We have that rare combination of pure scientific excellence and the desire to get things out the door. The "drive to discover" is more than a catchy tagline. We're about to combine two teams that want nothing more than to make drugs.

What challenges do you see in combining forces?

NH: As a larger organization, we must make sure that we maintain a sense of urgency. We must preserve the entrepreneurial spirit that each of us now has and do our best to minimize—if not eliminate—bureaucracy in our decision making processes. We need more drugs feeding our clinical pipeline and this should be our primary objective. Therefore, we have to carefully select our strategic focus and resource it for success.

MG: I agree completely. Still, it's a challenge to balance that entrepreneurial feeling with the need to get drugs out the door. This is where some disciplined management systems help. What we've found that works really well is to clearly define a successful outcome for a project and then let the scientists figure out the best way to get there. That way everything's out in the open. Everyone gets a say in how they do their work.

We've read that the company plans to invest a significant amount in research and development. What can we expect to see in the short-term as a result of these investments? How about the long-term?

NH: Ultimately, we will invest in creating a richer pipeline. But before we decide where and how to invest, we must evaluate what we do and determine how competitive we are. We want to build critical mass where it counts so that we continue to have a competitive advantage. I envision a day when we have the luxury of having several products ready for the clinic and we need to prioritize the ones we move forward.

MG: I believe that the additional funds that will be available to us will have a stabilizing effect on whatever our R&D investment plan becomes. It takes a long time and a lot of money to develop drugs. In this competitive business, that process needs to be protected in certain ways and we'll have the dollars to do that, simply by combining our revenue bases.

We've got two research sites now. What will be the focus of each site? What will be the same or different about how each site will operate?

MG: We're still working on that. The Integration Planning Team is looking at what makes sense to integrate into one site and what we need to keep in separate sites. Should neurobiology exist only in Cambridge and Oncology in San Diego or should each have a presence at both sites? This is going to take some time and there won't be dramatic changes overnight.

NH: Obviously, we need to prevent redundancy. We don't want to be working on the same project at different sites. We are taking a very thoughtful approach to determine whether we need to keep a discipline solely in one site or another. If we can build critical mass for a discipline in both sites, great. If not, we can leverage research between sites and still benefit tremendously from a cross-fertilization of ideas.

MG: Yes. Here's where depth must trump breadth. In research it's far better to be very strong in a very few areas. I think a reasonable goal is that in three to five years, you can walk into either location and see very similar organizations in terms of the way people work and learn and share information.

How will research be aligned with development?

MG: How to best align research and development is a challenge in every drug company. Biogen and IDEC each has had a different approach and we're not simply going to adopt one or the other. The great thing about the merger is that it provides the opportunity to address this issue head on. We're starting with a clean sheet of paper.

NH: Aligning Research and Development is of highest priority. But it's important to keep in mind that we also must be very closely aligned with other areas, especially commercial. We simply cannot work on projects without clinical or commercial input. Our alignment strategy must include the whole chain, from research to development to marketing. We have to work hard to integrate these disciplines into our research strategy decisions very early on.

Logistically, how will you two manage the research function? Nabil, how often will you be in Cambridge and Mike in San Diego?

MG: Nabil has agreed to spend the winters in Cambridge and I'll spend them in San Diego. Just kidding! We will both be very visible in both locations, in person and through frequent videoconferencing.

NH: I plan to spend 50% of my time in Cambridge. Both Mike and I strongly believe that the best path to success is through building personal relationships, so we will have as much face-to-face contact with our teams as possible.

What do you find most exciting about the role of research in the merged organization?

NH: I believe that research will fuel the growth of the company, which, in turn, will fuel the growth of research. And that translates directly into growth and opportunity for individuals. This is simply a great time to be part of Biogen and IDEC and I'm very excited about what this means for research and everyone who plays a role in the development cycle.

MG: The only thing I can add to that is that because we're starting off with two very successful research organizations with very little overlap, integration should be very easy. So we won't lose any time trying to figure out processes and protocols. We can just keeping moving ahead.

Nabil Hanna, Senior Vice President and Chief Scientific Officer, has more than 25 years of industry experience, including 13 years with IDEC, nine years with SmithKline Beecham, and four years with National Cancer Institute.

Mike Gilman, Senior Vice President, Research, has been with Biogen for four years. Before then, he worked at ARIAD Pharmaceuticals and he was on the scientific staff at Cold Spring Harbor Laboratory in Long Island.

Safe Harbor Statement

This document contains "forward-looking" statements including statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for our products and plans for development and expansion of our pipeline. These statements are based on our respective managements' current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain shareholder or regulatory approvals required for the merger. Problems may arise in successfully integrating our businesses. The merger may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the merger. The market for our products may change or be impacted by competition, new data, supply issues or marketplace trends. Technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect our programs or we may encounter other difficulties in developing our pipeline or in gaining approval of new products.

For more detailed information on the risks and uncertainties associated with each company's business activities see our respective reports filed with the SEC. Neither company undertakes any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

IDEC Pharmaceuticals Corporation has filed with the Securities and Exchange Commission Amendment No. 1 to the Registration Statement on Form S-4 on August 28, 2003 that includes a preliminary joint proxy statement/prospectus of IDEC and Biogen and other relevant documents in connection with the proposed transaction. Investors and security holders of IDEC and Biogen are urged to read the preliminary joint proxy statement/prospectus and other relevant materials because they contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. A free copy of the preliminary joint proxy statement/prospectus may also be obtained from IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121, Investor Relations, or from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Investor Relations. In addition, investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC's website at www.idecpharm.com and investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen's website at www.biogen.com.

IDEC, Biogen and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the executive officers and directors of IDEC and their ownership of IDEC common stock is set forth in the proxy statement for IDEC's 2003 annual meeting of stockholders, which was filed with the SEC on April 11, 2003. Information regarding the executive officers and directors of Biogen and their ownership of Biogen common stock is set forth in the proxy statement for Biogen's 2003 annual meeting of stockholders, which was filed with the SEC on April 17, 2003. Information regarding the interests of the officers and directors of IDEC and Biogen in the proposed transaction is set forth in Amendment No. 1 to the Registration Statement on Form S-4 filed with the SEC on August 28, 2003, which includes a preliminary joint proxy statement/prospectus of IDEC and Biogen and other relevant materials regarding the proposed transaction.